UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

________________

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

StoneCo Ltd. Announces New Independent Member of Board of Directors and Audit Committee

São Paulo, July 5, 2019 – StoneCo Ltd. (NASDAQ: STNE) (“Stone”) announced that pursuant to written resolutions of its Board of Directors dated June 27, 2019, Mr. Silvio José Morais was appointed to the Board of Directors, effective immediately, and at the same meeting, elected to the Audit Committee. Mr. Morais is independent under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the listing standards of the Nasdaq Stock Market.

Prior to joining the board of directors of Stone, Mr. Morais served as Controller at Ambev S.A. from 1998 to 2019, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct Tax functions. Between 1988 and 1998, he held various other positions at Ambev S.A. Between 2008 and 2019 he also served as an officer at IAPP – Instituto Ambev de Previdencia Privada, and has been a board member since March 2019. Mr. Morais is also a board member, a position he has held since 2017, and an executive director, a position he has held since 2018, of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at Falconi Participações S.A., the entity which controls Falconi Consultoria, a consultant firm specialized in management. Additionally, between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA in Controllership from Fipecafi – USP.

With Mr. Morais’s appointment, Stone’s current Board members are Mr. André Street, Mr. Eduardo Cunha Monnerat Solon de Pontes and Mr. Thomas A. Patterson and the independent members Mr. Ali Mazanderani, Mr. Roberto Moses Thompson Motta and Mr. Morais (“Independent Members”). The Audit Committee consists of three members, namely the Independent Members, who satisfy the criteria of audit committee financial expert as set forth under the applicable rules of the SEC.

About Stone:

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their business over time through technology.

Contact:

ICR, Inc.

+1 646-277-1200

StoneIR@icrinc.com

Source: StoneCo Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: July 5, 2019